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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                               ----------------

                                 SCHEDULE 14D-9

               Solicitation/Recommendation Statement Pursuant to
            Section 14(d)(4) of the Securities Exchange Act of 1934

                             SEAGATE SOFTWARE, INC.
                           (Name of Subject Company)

                             SEAGATE SOFTWARE, INC.
                      (Name of Person(s) Filing Statement)

                    COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)

                                 NOT APPLICABLE
                     (CUSIP Number of Class of Securities)

                             Terence R. Cunningham
                     President and Chief Operating Officer
                             Seagate Software, Inc.
                                 915 Disc Drive
                        Scotts Valley, California 95066

                                 (831) 438-6550
          (Name, Address and Telephone Number of Person Authorized to
            Receive Notices and Communications on Behalf of Bidder)

                                with a copy to:

                             Larry W. Sonsini, Esq.
                             John T. Sheridan, Esq.
                        Wilson Sonsini Goodrich & Rosati
                            Professional Corporation
                               650 Page Mill Road
                          Palo Alto, California 94304

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

ITEM 1. SECURITY AND SUBJECT COMPANY

   The name of the subject company is Seagate Software, Inc., a Delaware corporation, and the address of its principal executive offices is 915 Disc Drive, Scotts Valley, California 95066. The title and the class of equity securities to which this statement relates is the common stock, par value $.001 per share, of Seagate Software (the "Shares").

ITEM 2. TENDER OFFER OF THE BIDDER

   This statement relates to the exchange offer disclosed in a Tender Offer Statement on Schedule 14D-1, dated April 26, 1999, filed with the Securities and Exchange Commission by Seagate Technology, Inc., a Delaware corporation, relating to an offer by Seagate Technology to purchase all outstanding Shares at the exchange rate described in the offering circular/prospectus, upon the terms and subject to the conditions set forth in Seagate Technology's offering circular/prospectus and related letter of transmittal which together constitute the "Offer". The principal executive offices of Seagate Technology are located at 920 Disc Drive, Scotts Valley, California 95067.

ITEM 3. IDENTITY AND BACKGROUND

    (a) The name and business address of Seagate Software, which is the entity filing this statement, are set forth in Item 1 above.

    (b) General.

   As of March 31, 1999, Seagate Technology held approximately 98.2% of all outstanding shares of Seagate Software. The remaining shares of Seagate Software are held by current and former employees, directors and consultants of Seagate Software, Seagate Technology and their subsidiaries. In addition options to purchase 11,136,215 shares of Seagate Software common stock were outstanding as of March 31, 1999.

   Gary B. Filler and Lawrence Perlman, who are members of the board of directors of Seagate Software, are each also the Co-Chairman of the board of directors of Seagate Technology. Stephen J. Luczo, the Chairman of Seagate Software's board of directors is also the President, Chief Executive Officer and a director of Seagate Technology. Donald L. Waite, a director of Seagate Software, is the Executive Vice President, Chief Administrative Officer and Assistant Secretary of Seagate Technology.

   Seagate Software was recapitalized in April 1996 to integrate the business conducted by the software divisions of Seagate Technology. Seagate Software entered into a Restructuring and Contribution Agreement, dated April 4, 1996, affecting the reorganization and defining the relationship between Seagate Technology and Seagate Software. Pursuant to this Contribution Agreement and subsequent amendments, all of the software divisions have been transferred to Seagate Software or its subsidiaries in exchange for 54,633,333 shares of Series A preferred stock (including 7,200,000 shares of Series A preferred stock upon cancellation of one share of Special Voting preferred stock) and 62,500 shares of common stock.

   Prior to December 1996, Seagate Technology International ("STI"), a wholly owned subsidiary of Seagate Technology, owned all outstanding capital stock (the "IMG Stock") of Seagate Software Information Management Group (Canada), Inc. ("IMG Vancouver"). Pursuant to an agreement among STI, Seagate Software and IMG Vancouver dated December 19, 1996, STI surrendered the IMG Stock, which was subsequently cancelled by IMG Vancouver, in exchange for 7,200,000 convertible preference shares of IMG Vancouver. On December 26, 1996, the Convertible Preference Shares were exchanged for 7,200,000 Class B exchangeable shares of IMG Vancouver. These Class B exchangeable shares do not have voting rights except as required by law, but can be exchanged at STI's sole discretion for 7,200,000 shares of Seagate Software Series A preferred stock upon the cancellation of one share of Seagate Software's Special voting preferred Stock that was issued to STI concurrently. In connection with the issuance of the Class B exchangeable shares described above, STI received one share of Seagate Software's Special Voting preferred stock, which gives STI voting rights in Seagate Software equivalent to 7,200,000 shares of Series A preferred stock. Also on December 26,

1996, IMG Vancouver issued 10,000 Class A common shares, which carry the right to vote, to Seagate Software. Seagate Software therefore now owns all voting shares of IMG Vancouver. For financial reporting purposes, the 7,200,000 shares of Series A preferred stock of Seagate Software, which STI could elect to receive upon cancellation of the Special Voting preferred stock and surrendered the Class B exchangeable shares of IMG Vancouver, have been treated as issued and outstanding shares of Series A preferred stock of Seagate Software.

   Pursuant to a General Services Agreement between Software Seagate and Seagate Technology dated June 28, 1997, Seagate Technology provides administrative, accounting and similar services requested by Seagate Software. The services provided by Seagate Technology may include, but are not limited to:

  . providing general accounting services, budgeting, forecasting, cost control and other financial planning services

  . assisting with employee benefits administration, hiring and payroll administration

  . providing legal and government relations services such as preparing applications for export licenses

  . tax analysis, documentation, reporting and withholding for customs duties, import taxes, value-added taxes, and any other charges or taxes imposed on Seagate Software's products

  . assisting Seagate Software with federal, state, and international tax planning, provisions, audits, and compliance, including income, sales and use, property, VAT, and similar taxes

  . providing assistance relating to the marketing, promotion, and sale of Seagate Software's products

  . providing services and support relating to information technology and facilities

  . managerial oversight, including screening of potential acquisitions partnerings, joint ventures, or similar transactions.

   During 1998, 1997 and 1996 Seagate Technology charged Seagate Software $1,773,000, $1,958,000 and $2,260,000, respectively, for various corporate services. Seagate Software pays service fees to Seagate Technology each fiscal year that represent a reasonable estimate of Seagate Technology's direct and indirect costs incurred in performing services for Seagate Software. Service fees are to be paid in equal monthly installments within 30 days after the end of the month. Additionally, Seagate Software and Seagate Technology are required to review, on an annual basis, the actual level of services provided and the corresponding reasonably determinable direct and indirect costs incurred by Seagate Technology pursuant to the General Services Agreement. If the reasonably determinable costs are greater than or less than the service fees paid, the difference will be charged to or refunded to Seagate Software, as the case may be, within 30 days after such review.

   The service fees assessed to Seagate Software and the end of period adjustments thereto are intended by Seagate Software and Seagate Technology to allocate costs for those services provided on a basis no less favorable than Seagate Software could obtain from an unaffiliated third party. Seagate Software has audit rights with respect to the computation and analysis of service fees pursuant to the General Services Agreement. In addition, Seagate Technology is required to indemnify, defend and hold Seagate Software harmless against any and all claims, suits, actions, demands, proceedings, losses, damages, liabilities, costs and expenses, including, without limitation, interest and reasonable attorneys' fees, arising out of, relating to, or resulting from services performed by Seagate Technology pursuant to the General Services Agreement, other than those liabilities that would not have arisen but for any act, error and/or omission of Seagate Software and/or any of its officers, directors, employees and/or agents.

   Additionally, on July 4, 1998, Seagate Software and Seagate Technology renewed their Intercompany Revolving Loan Agreement on substantially the same terms and conditions as the prior agreement which was dated June 28, 1996. Under the Revolving Loan Agreement, Seagate Technology finances certain of Seagate Software's working capital requirements. The Loan Agreement provides for maximum borrowings of up to $60,000,000 and is renewable every two years. Borrowings from Seagate Technology were $16,054,000 and

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

$28,971,000 at July 3, 1998 and June 27, 1997, respectively. Borrowings from Seagate Technology consist primarily of funding Seagate Software's operating activities. During 1998, gross borrowings and gross repayments under the Loan Agreement were $175,919,000 and $188,836,000, respectively. Average outstanding borrowings under the Loan Agreement were $14,656,000 during 1998. Beginning in fiscal 1999, Seagate Software will pay interest at the LIBOR rate plus 2% per annum on such borrowings; Seagate Software previously paid interest at 6%.

   Revenues from Seagate Technology were $5,469,000, $5,762,000 and $9,374,000 in fiscal 1998, 1997 and 1996, respectively. This revenue primarily consisted of shipments to Seagate Technology's original equipment manufacturer tape drive divisions located in Costa Mesa, California and Scotland. Additionally, this revenue is supported by license agreements, which have comparable terms and pricing as those agreements between Seagate Software and third party customers.

   Seagate Software is included in the consolidated federal and certain combined and consolidated foreign and state income tax returns of Seagate Technology. Seagate Technology and Seagate Software have entered into a Tax Allocation Agreement pursuant to which Seagate Software computes hypothetical tax returns as if Seagate Software was not joined in consolidated or combined returns with Seagate Technology. Seagate Software must pay Seagate Technology the positive amount of any such hypothetical taxes. If the hypothetical tax returns show entitlement to refunds, including any refunds attributable to a carryback, then Seagate Technology will pay Seagate Software the amount of such refunds. At year end for both 1998 and 1997, there were no outstanding intercompany tax-related balances between Seagate Software and Seagate Technology.

   See Item 4(a) below for additional information regarding the relationship of Seagate Software, Seagate Technology, VERITAS Software Corporation and VERITAS Holding Corporation.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

  (a) Background and Board Position.

   The Seagate Software board of directors does not make any recommendation to any Seagate Software stockholder and expresses no opinion as to whether any Seagate Software stockholder should tender any or all of his or her Seagate Software common stock. Each Seagate Software stockholder must make his or her own decision as to whether to tender any or all of his or her Seagate Software common stock.

   The boards of directors of VERITAS Software Corporation, Seagate Technology and Seagate Software have agreed to combine the Network & Storage Management Group business of Seagate Software with the business of VERITAS. Seagate Software has agreed to contribute the Network & Storage Management Group business to a newly-formed corporation, VERITAS Holding Corporation ("New VERITAS"). Seagate Software together with the Network & Storage Management Group Business employees who become employees of New VERITAS will own approximately 40% of New VERITAS as of the closing of the contribution. VERITAS stockholders, option holders and holders of convertible debt will convert their VERITAS securities on a one-for-one basis for New VERITAS securities and will receive approximately 60% of New VERITAS. These transactions are referred to as the NSMG combination. New VERITAS common stock will be publicly traded on the Nasdaq National Market. On the day the NSMG combination closes, employees of the Network & Storage Management Group business will become employees of New VERITAS and cease to be employees of Seagate Software or Seagate Technology, as the case may be. As a result, employees of Seagate Software who become New VERITAS employees and exchange their Seagate Software options for New VERITAS options will have the ability to sell their New VERITAS shares issuable upon exercise of the exchanged options in a public market. Seagate Technology wishes to provide a similar opportunity for all Seagate Software stockholders and holders of vested options, including the significant number of such persons who will not transfer to New VERITAS and therefore will not be eligible for the New VERITAS option exchange offer.

   In connection with the NSMG Combination, Seagate Software, Seagate Technology and New VERITAS will enter into several other agreements:

  . Registration Rights Agreement. New VERITAS and Seagate Software will enter into a registration rights agreement at the closing of the NSMG Combination. The agreement gives Seagate Software the right to require New VERITAS to register for public resale the shares of New VERITAS common stock that Seagate Software receives in the NSMG Combination.

  . Stockholder Agreement. New VERITAS, VERITAS, Seagate Software and Seagate
    Technology will enter into a stockholder agreement at the closing of the NSMG Combination. This agreement will give Seagate Software the right to nominate two members of the board of directors of New VERITAS. In addition, Seagate Software will have the right to right to maintain its percentage ownership in New VERITAS. Seagate Technology and Seagate Software will be prohibited from increasing their ownership position in New VERITAS for five years and will be required to vote the shares of New VERITAS received in the NSMG combination in the same proportion as the votes cast by all other New VERITAS stockholders.

  . Cross-License Agreement. New VERITAS, VERITAS and Seagate Software
    Information Management Group, Inc., a subsidiary of Seagate Software, have entered into a cross-license and original equipment manufacturing agreement. This agreement will become effective upon the closing of the NSMG Combination and provides that VERITAS and Seagate Software Information Management Group will grant each other royalty-free licenses to those products necessary for the development of the other party's products. VERITAS will also grant Seagate Software Information Management Group licenses at its most favored customer royalty rates for VERITAS' products that Seagate Software Information Management Group sells on an original equipment manufacturer basis. Seagate Software Information Management Group has also agreed that it will not assign its rights to the agreement to certain competitors of VERITAS.

  . Development and License Agreement. New VERITAS, VERITAS and Seagate
    Technology have entered into a development and license agreement that will become effective upon the closing of the NSMG Combination. The development agreement provides for continuing the Network & Storage Management Group's existing relationship with Seagate Technology's original equipment manufacturing operations at royalty rates to be determined at a later time based on VERITAS' then-current most favorable product royalty rates charged to customers purchasing similar volumes of licenses. VERITAS may also be requested to perform certain product development work for Seagate Technology and is prohibited from performing such work for specified disc drive and array storage product competitors of Seagate Technology. Seagate Technology has agreed that it and its affiliated companies will not enter into VERITAS' line of business unless certain conditions are met.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

   Neither Seagate Software nor any person acting on its behalf has retained any other person to make solicitations or recommendations to security holders on its behalf concerning the Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

    (a) There have been no transactions in the Shares during the past 60 days by Seagate Software or, to Seagate Software's knowledge, by any executive officer, director, affiliate or subsidiary of Seagate Software, except as follows:

  . Terence R. Cunningham, Seagate Software's President and Chief Operating
    Officer, owns shares of Seagate Software common stock that are subject to repurchase by Seagate Software when he ends his employment with Seagate Software. Mr. Cunningham will resign from his positions with Seagate Software and its remaining subsidiaries and will become the President, Chief Operating Officer and a director of New VERITAS effective on the closing of the NSMG Combination. Immediately before the NSMG combination closes, Seagate Software will waive its right to repurchase 35% of

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

   Mr. Cunningham's unvested shares. Seagate Software will repurchase the remaining 65% of these unvested shares. Mr. Cunningham will be granted options to purchase Seagate Software common stock in lieu of the 65% of Seagate Software common stock repurchased. The exercise price of these options will be determined in such a way as to ensure that Mr. Cunningham will have the same economic benefit, in terms of the difference between the exercise price and the fair market value of the Seagate Software common stock, as he would have had if he retained the repurchased Seagate Software shares. These options will have the same vesting schedule as the schedule which applied to the repurchased shares and will be exchangeable in the New VERITAS option exchange offer.

    (b) To the Company's knowledge, none of the Company's executive officers, directors or subsidiaries currently intends to tender Seagate Software common stock which are held of record or beneficially owned by them pursuant to the Offer other than Terence R. Cunningham, Gregory B. Kerfoot, Ellen E. Chamberlain, Donald L. Waite, Stephen J. Luczo, and Gary B. Filler.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

   Except as described in Item 4(a) above, no negotiation is underway or is being undertaken by the Company in response to the Offer which relates to or would result in (1) an extraordinary transaction, such as a merger or reorganization, involving the Company or any of its subsidiaries; (2) a purchase, sale or transfer of a material amount of assets by the Company or any of its subsidiaries; (3) a tender offer for or other acquisition of securities by or of the Company; or (4) any material change in the current capitalization or dividend policy of the Company.

   Other than as set forth above, there is no transaction, board resolution, agreement in principle or signed contract in response to the tender offer, which relates to or would result in (1) an extraordinary transaction, such as a merger or reorganization, involving the Company or any of its subsidiaries; (2) a purchase, sale or transfer of a material amount of assets by the Company or any of its subsidiaries; (3) a tender offer for or other acquisition of securities by or of the Company; or (4) any material change in the current capitalization or dividend policy of the Company.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

   Litigation.

   On November 10, 1997, Vedatech Corporation commenced an action in the High Court of Justice Chancery Division in the United Kingdom against Seagate Software Information Management Group Ltd., a wholly-owned subsidiary of Seagate Software, claiming breach of an oral agreement and infringement of a Vedatech U.K. copyright in the Japanese translation of one of Seagate Software's products and seeking monetary and injunctive relief. No specific damage amount has yet been claimed. Seagate Software has hired local counsel in the U.K., reviewed documents and conducted interviews. Seagate Software filed an initial response in the U.K. court on January 13, 1998 and is now in the discovery process.

   Furthermore, on December 22, 1998, a former employee commenced an action in the Superior Court of Santa Cruz County against Seagate Software claiming promissory fraud and fraudulent inducement to enter a contract, breach of contract, constructive wrongful discharge and related claims and seeking monetary and injunctive relief. Specifically, the former employee alleges that a Seagate Software officer agreed to sell him a division of Network Storage & Management Group's business. No specific damage amount has yet been claimed. Seagate Software filed an answer on January 19, 1999 and is now in the discovery process.

   Seagate Software believes these complaints have no merit and intends to vigorously defend these actions. However if unfavorable outcomes were to arise, there can be no assurance that such outcomes would not have a material adverse effect on Seagate Software's liquidity, financial position or results of operations.

   In addition to the foregoing, Seagate Software is engaged in legal actions arising in the ordinary course of its business and believes that the ultimate outcome of these actions will not have a material adverse effect on Seagate Software's financial position, liquidity, or results of operations.

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   Antitrust Matters.

   Seagate Software is not aware of any license or regulatory permit material to its business that might be adversely affected by Seagate Technology's acquisition of Seagate Software common stock as contemplated in the exchange offer or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for Seagate Technology's acquisition or ownership of Seagate Software common stock as contemplated by the exchange offer. Should any such approval or other action be required, Seagate Software currently contemplates that Seagate Technology or Seagate Software, as the case may be, will seek such approval or take such other action. Without limitation to any other approval that may be required, to the extent that the acquisition of Seagate Technology common stock by any holder(s) of Seagate Software common stock pursuant to the exchange offer results in the requirement of Seagate Technology and such holder(s) to file Notification and Report Forms under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, with the Federal Trade Commission and the Antitrust Division of the Department of Justice, Seagate Technology has indicated that it will file the required Notification and Report Forms. Seagate Software does not currently anticipate that any Hart-Scott Rodino filings will be required with respect to the exchange offer. With respect to any such holder(s) of Seagate Software common stock, the exchange could not occur until the waiting period(s) under the Hart-Scott-Rodino Antitrust Improvement Act of 1976 had expired or been granted early termination. Until the applicable waiting periods expire, Seagate Technology would have no obligation under the exchange offer, with respect to such holder(s), to accept for payment and pay for Seagate Software common stock. Seagate Software cannot predict whether it may determine that Seagate Technology is required to delay the acceptance for payment of, or payment for, Seagate Software common stock tendered pursuant to the exchange offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain any such approval or other action might not result in adverse consequences to Seagate Software's business. Seagate Technology's obligations under the exchange offer to accept for payment and pay for Seagate Software common stock are subject to certain conditions.

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

ITEM 9. MATERIALS TO BE FILED AS EXHIBITS

                                  DESCRIPTION

 (a)(1)       Press Release of Seagate Technology, Inc. dated April 26, 1999.

 (b)          None.

 (c)(1)/1/+   General Services Agreement dated June 28, 1997 between Seagate
              Software, Inc. and Seagate Technology, Inc.

 (c)(2)/1/    Tax Allocation Agreement dated April 4, 1996 between Seagate
              Software, Inc. and Seagate Technology, Inc.

 (c)(3)/1/    Intercompany Revolving Loan Agreement dated June 28, 1996 between
              Seagate Software, Inc. and Seagate Technology, Inc.

 (c)(3)(1)/2/ Amendment No. 1 dated July 4, 1998 to Intercompany Revolving Loan
              Agreement between Seagate Software, Inc. and Seagate Technology,
              Inc.

 (c)(4)/3/ Agreement and Plan of Reorganization dated as of October 5, 1998 by and among VERITAS Holding Corporation, VERITAS Software
              Corporation, Seagate Technology, Inc., Seagate Software, Inc. and
              Seagate Software Network Storage Management Group, Inc.
 (c)(4)(1)/5/ Amended and Restated Agreement and Plan of Reorganization dated as of April 16, 1999 by and among VERITAS Holding Corporation,
              VERITAS Software Corporation, Seagate Technology, Inc., Seagate
              Software, Inc. and Seagate Software Network & Storage Management
              Group, Inc.

 (c)(5)/4/+ Cross License and Original Equipment Manufacturer Agreement dated as of October 5, 1998 by and among VERITAS Holding Corporation,
              VERITAS Software Corporation and Seagate Software Information
              Management Group, Inc.

 (c)(5)(1)/5/ Amendment No. 1 to Cross-License and OEM Agreement dated as of
              April 16, 1999 by and among VERITAS Software Corporation, VERITAS
              Holding Corporation and Seagate Software Information Management
              Group.

 (c)(6)/4/+ Development and License Agreement dated as of October 5, 1998 by and among Seagate Technology, Inc., VERITAS Holding Corporation and VERITAS Software Corporation.

 (c)(7)/5/    Form of Stockholder Agreement by and among Seagate Software,
              Inc., Seagate Technology, Inc., VERITAS Holding Corporation and
              VERITAS Software Corporation.

 (c)(8)/4/    Form of Registration Rights Agreement by and among Seagate
              Software, Inc. and Seagate Technology, Inc.


--------
+ Confidential treatment has been requested for a portion of this exhibit pursuant to a request for confidential treatment filed with the Securities and Exchange Commission. Omitted portions have been filed separately with the Commission.
1. Incorporated by reference to exhibits filed with Seagate Software, Inc.'s Registration Statement on Form 10 as filed with the Securities and Exchange Commission on October 3, 1997 and as amended on December 11, 1997.
2. Incorporated by reference to exhibits filed with Seagate Software, Inc.'s Annual Report on Form 10-K for the year ended July 3, 1998 as filed with the Securities and Exchange Commission on September 2, 1998.
3. Incorporated by reference to exhibits filed with Seagate Technology's Current Report on Form 8-K as filed with the Securities and Exchange Commission on October 21, 1998.
4. Incorporated by reference to exhibits filed with Seagate Technology's Amendment No. 3 to Registration Statement on Form S-4 (Reg. No. 333-67585) as filed with the Securities and Exchange Commission on April 19, 1999.
5. Incorporated by reference to exhibits filed with Seagate Technology's Amendment No. 4 to Registration Statement on Form S-4 (Reg. No. 333-67585) as filed with Securities and Exchange Commission on April 21, 1999.

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

   After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 26, 1999                     SEAGATE SOFTWARE, INC.

                                          By: /s/ Terence R. Cunningham
                                            -----------------------------------
                                             Terence R. Cunningham
                                             President and Chief Operating
                                             Officer

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